United States securities and exchange commission logo





                     December 15, 2023

       Bill Siemers
       Interim Chief Financial Officer
       AllianceBernstein L.P.
       501 Commerce Street
       Nashville, TN 37203

                                                        Re: AllianceBernstein
L.P.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-29961

       Dear Bill Siemers:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance